Exhibit 21.1

Subsidiaries as of May 12, 2020*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Grid Dynamics International, LLC	Delaware
Grid Dynamics, LLC Russia	Russia
Grid Dynamics Poland, LLC	Poland
GD Ukraine, LLC	Ukraine
Grid Dynamics Ukraine, LLC	Ukraine
Cometera Ukraine, LLC	Ukraine
Grid Dynamics LLC Beograd – Novi Beograd	Serbia

* Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.